BROOKFIELD INFRASTRUCTURE CORP.

250 Vesey Street, 15th Floor

New York, NY 10281

July 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Purcell
Kevin Dougherty

Re:	Brookfield Infrastructure Corp. (“BIPC”)
Brookfield Infrastructure Partners L.P. (“BIP”)
Registration Statement on Form F-4
File Nos. 333-272131, 333-272131-01

Dear Mr. Purcell and Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. hereby request acceleration of the effectiveness of the above referenced Registration Statement on Form F-4 (File Nos. 333-272131, 333-272131-01), as amended, to July 6, 2023 at 4:30 Eastern Time, or as soon as practicable thereafter.

Please do not hesitate to contact Eric Otness at (713) 655-5135 or Michael Hong at (212) 735-2227 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this request. In addition, it is requested that Mr. Otness or Mr. Hong be notified of such effectiveness by a telephone call and that such effectiveness also be confirmed in writing.

Sincerely,

BROOKFIELD INFRASTRUCTURE CORP.

By:	/s/ Michael Ryan
Name:	Michael Ryan
Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

cc:	Eric Otness, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Hong, Skadden, Arps, Slate, Meagher & Flom LLP